FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of February 5, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE: SIG and NYSE: SIG)                                                5 February 2007

                                               SIGNET GROUP REDENOMINATES SHARE CAPITAL

Signet Group plc (LSE: SIG and NYSE: SIG), the world's largest speciality retail jeweller, announces today that further to previous announcements the share capital of the company has been redenominated into US dollars by way of a reduction in capital and subsequent issue and allotment of new dollar ordinary shares.  The redenomination of the share capital was approved by shareholders on 12
December 2006 and Court approval for the reduction was received on 31 January 2007.  The redenomination has been registered at
Companies House.

The nominal value of each dollar denominated ordinary share is now 0.9 of a US cent. Following this redenomination, shareholders receive one new dollar denominated ordinary share for each sterling ordinary share held.  The new shares have the same rights and restrictions as the previously issued ordinary shares and the existing share certificates will remain valid. Dividends will be declared in US dollars, but for those shareholders with a UK address or whom so elect, dividends will continue to be paid in sterling.
The rights and obligations of the company's American Depositary Shares (ADS), which are listed on the New York Stock Exchange, are not affected by the redenomination and each ADS will continue to represent 10 ordinary shares.

Application has been made for 1,713,553,809 new dollar ordinary shares, being the issued share capital of the company at the close of business on Friday 2 February 2007, to be admitted to the Official List of the UK Listing Authority and to trading on the London
Stock Exchange. Following approval and admission, trading in the new dollar shares commences today. The company's shares continue to be quoted in sterling on the London Stock Exchange.

In addition, a block listing application has been made, and approval given, for 14,281,692 new dollar ordinary shares, to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.  The shares, which will rank pari passu in all respects with the new dollar shares in issue, will not be allotted immediately but as and when required pursuant to the rules of the company's share option plans.

Block listing application:
Signet Group plc Executive Share Option Scheme 1993                            8,242,889
Signet Group plc 2000 LTIP                                                       898,785
Signet Group plc Sharesave Scheme                                              1,040,018
Signet Group plc US Share Option Plan 2003                                     4,100,000
Total                                                    ------------------------------------------
                                                                              14,281,692

Enquiries:      Mark Jenkins, Group Company Secretary                +44 (0) 20 7317 9706
                Tim Jackson, Investor Relations Director             +44 (0) 20 7317 9711

The ISIN (International Security Identification Number) for the new dollar ordinary shares in the capital of the company will be
GB00B1HTFP68.

Signet operated 1,896 speciality retail jewellery stores at 30 December 2006; these included 1,314 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names.  At the same date Signet also operated 582 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis".  Further information on
Signet is available at www.signetgroupplc.com.  See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   February 5, 2007